UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 7, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

DISCLOSEABLE TRANSACTION
SALE AND LEASEBACK OF THREE AIRBUS A340 SERIES AIRCRAFT

On 27 June 2008, the Company entered into: (1) the Sale and Purchase Agreements with the Buyer regarding the sale and purchase of the Aircraft; and (2) the Lease Agreements with the Buyer regarding the leasing-back of the Aircraft.

The Transactions constitute a discloseable transaction of the Company under the Listing Rules.

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Transactions.

THE SALE AND PURCHASE AGREEMENTS

On 27 June 2008, the Company entered into the Sale and Purchase Agreements with the Buyer regarding the sale and purchase of the Aircraft in accordance with the terms and conditions thereof.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the Buyer and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be disposed of	:	The Aircraft.

Consideration	:
An aggregate amount which is equivalent to the unaudited book value of the Aircraft as at the Completion Date. As at 27 June 2008, the unaudited book value of the Aircraft is RMB1.29 billion. The consideration was determined after arm’s length negotiation between the parties and will be paid in cash via telegraphic transfer on the Completion Date.

Conditions	:	Completion is conditional upon, the fulfillment or waiver by the relevant parties the following conditions:

		(1)	the Lease Agreements and the ancillary documents having been executed by the respective parties;

		(2)	the Company has provided the relevant documentary evidence to prove its title ownership of the Aircraft to the Buyer;

(3)
each party has provided to the other party copies of its constitutional documents, respective resolutions of the board of directors approving the Sale and Purchase Agreements, business licenses and (for the Company) registration documents relating to the Aircraft;

(4)
as at the Completion Date, there is no mortgage or priority right over the Aircraft or the provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to the Buyer; and

		(5)	the warranties and representations under the Sale and Purchase Agreements remain true and accurate.

Completion Date	:	The date upon which the conditions as set out in the Sale and Purchase Agreements have been fulfilled. The parties expect that it will be a date prior to 31 July 2008.

THE LEASE AGREEMENTS

On 27 June 2008, the Company entered into the Lease Agreements with the Buyer regarding the leasing-back of the Aircraft in accordance with the terms and conditions thereof.

Aircraft to be leased-back	:	The Aircraft.

Term	:	72 months, commencing on the Delivery Date.

Rental fee and handling fee	:
The rental fee for the Aircraft will depend on the prevailing interest rates offered by the People’s Bank of China, which will be paid in cash by the Company quarterly. Based on the current rates, it is expected to amount to approximately RMB20,000,000 per quarter for each Aircraft. Pursuant to the Lease Agreements, the Company has to pay to the Buyer an one-off handling fee with reference to a certain percentage of the consideration payable under the Sale and Purchase Agreements. The rental fee and the handling fee were determined after arm’s length negotiation between the parties and on normal commercial terms.

Conditions	:	Completion is conditional upon, fulfillment or waiver by the relevant parties the following conditions:

		(1)	the Sale and Purchase Agreements and the ancillary documents having been executed by the respective parties;

		(2)	the relevant rental fee and the handling fee have been received by the Buyer pursuant to the Lease Agreements;

(3)
each party has provided to the other party copies of its constitutional documents, respective resolutions of the board of directors approving the Lease Agreements, business licenses and (for the Company) registration and insurance documents and licenses relating to the Aircraft;

		(4)	the warranties and representations under the Lease Agreements remain true and accurate; and

		(5)	there is no event of default as described in the Lease Agreements prior to the Delivery Date.

Buy-back	:
Pursuant to the Lease Agreements, upon the expiry of the term of the Lease Agreements, the Company shall (and not at its discretion) purchase the Aircraft back from the Buyer at a consideration which amounts to not more than 10% of the consideration payable under the Sale and Purchase Agreements. Further announcement(s) will be made the Company in compliance with the relevant Listing Rules, if and when appropriate.

GENERAL

The Company and the Buyer	:	The Company is principally engaged in the business of civil aviation.

The Buyer, to the Directors’ knowledge, is engaged in businesses such as finance lease, receiving rental deposit from lessee, transferring rental proceeds to commercial banks, issuing approved debentures, inter-bank borrowing, lending to financial institutions, lending foreign currency outside the PRC, dispose and administer residual value of leased assets, import and export business and consultancy services.

Financial impact on, and benefits expected to accrue to the Company, and intended application of sale proceeds	:
The Directors expect there will not be any gain or loss expected to accrue to the Company as the consideration of the Sale and Purchase Agreements is based on the unaudited book value of the Aircraft as at the Completion Date.

It is technically not viable to determine the net profit attributable to just the Aircraft for the two previous financial years, however, there is no change in relation to the net profit attributable to the Aircraft for the two previous financial years as a result of the Transactions.

The Directors expect that the Transactions may improve the allocation and use of the Company’s fixed assets, create new channel for the finance arrangement of the company and enhancing the Company’s cash flow position.

The Directors currently intend to use the proceeds from the Company’s sale of the Aircraft for its normal operating purposes.

The Directors believe that the terms of the Sale and Purchase Agreements and the Lease Agreements are fair and reasonable and in the interests of its shareholders as a whole.

Discloseable transaction	:	The Transactions constitute a discloseable transaction of the Company under the Listing Rules.

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Transactions.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Aircraft”	means three Airbus A340 series aircraft, including the engines, accessories and documents in connection with such aircraft;

“Buyer”	means 工銀金融租賃有限公司 (ICBC Financial Leasing Co., Ltd.), a company incorporated in the PRC;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Completion Date”	means the completion date as set out in the Sale and Purchase Agreements;

“Delivery Date”	means the date which the Buyer delivers the Aircraft to the Company pursuant to the Lease Agreements;

“Directors”	means the directors of the Company;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Lease Agreements”	means three lease agreements in relation to the leasing-back of each of the Aircraft, all dated 27 June 2008 entered into between the Company as the lessee and the Buyer as the lessor;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Sale and Purchase Agreements”
means three sale and purchase agreements in relation to the sale and purchase of each of the Aircraft, all dated 27 June 2008 entered into between the Company as the seller and the Buyer as the purchaser;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Transactions”	means the transactions contemplated under the Sale and Purchase Agreements and the Lease Agreements.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Chaogeng	(Non-executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent non-executive Director)

Peter Lok	(Independent non-executive Director)

Wu Baiwang	(Independent non-executive Director)

Zhou Ruijin	(Independent non-executive Director)

Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
4 July, 2008